Exhibit 4(c)(16)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

GUARANTEED DEATH BENEFIT ENDORSEMENT

Death Benefit Value – Return of Premium Guarantee

The Death Benefit Value of this Contract will never be less than the Return of Premium Guarantee. The Return of Premium Guarantee is equal to the Purchase Payments; reduced proportionally for each withdrawal, including withdrawals to pay rider charges, but not including amounts applied to pay Early Withdrawal Charges.

The proportional reduction for a withdrawal is based on the amount of the withdrawal as a percentage of the Account Value immediately before the withdrawal.

The Return of Premium Guarantee is reduced by:

1)	rider charges not previously deducted; and

2)	premium tax or other taxes not previously deducted.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

E1826318NW	Rev. 10/22